Exhibit 99.2

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release
Rio Tinto completes acquisition of Hathor Exploration
12 January 2012

Rio Tinto announces that it has, through an indirect wholly-owned subsidiary, acquired the remaining 7,944,151 Hathor common shares not already owned by Rio Tinto and its affiliates, representing approximately 5.87 per cent of the outstanding Hathor common shares on a fully-diluted basis, pursuant to a compulsory acquisition under the Canada Business Corporations Act.

Rio Tinto is now the registered holder of 135,290,661 Hathor common shares, representing 100 per cent of the outstanding Hathor common shares on a fully-diluted basis. Accordingly, it is anticipated that the Hathor common shares will be delisted from the Toronto Stock Exchange effective at the close of business on 12 January 2012. Rio Tinto intends to cause Hathor to apply to the relevant securities commissions for it to cease to be a reporting issuer in all applicable Canadian jurisdictions following the delisting from the Toronto Stock Exchange.

Notices of compulsory acquisition have been mailed to holders of Hathor common shares who did not deposit their shares under the offer by Rio Tinto to acquire all of the outstanding Hathor common shares which expired at 5:00pm (Toronto time) on 6 January 2012.

About Rio Tinto in Canada

Rio Tinto employs over 13,400 people across its extensive operations in Canada, which include mining and manufacturing interests in alumina, aluminium, iron ore, diamonds and titanium dioxide. Rio Tinto also operates exploration activities, research and development centres, port and rail facilities to support various businesses, technical and sales service centres, and substantial hydroelectric power facilities in British Columbia and Quebec. In addition, Canada is home to the global headquarters of Rio Tinto Alcan.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

Cont.../

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2

For further information, please contact:
Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 408 335 309
Karen Halbert	Christopher Maitland
Office: +61 (0) 3 9283 3627	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 412 119 389	Mobile: +61 (0) 459 800 131
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454
Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605
Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645
Website: www.riotinto.com
Email: media.enquiries@riotinto.com or enquiries.mediaaustralia@riotinto.com
Twitter: Follow @riotinto on Twitter
High resolution photographs and media pack available at: www.riotinto.com/media